Trading Symbol TSX: GGC

Genco Reports Results for 2007

April 9, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. [TSX: GGC] today announced results for the financial year ended December 31, 2007. Genco had another successful year reporting an operating profit from its Mexican silver mining operations of $132,618.

The following table contains selected highlights from Genco’s consolidated income statement and consolidated balance sheet for the financial years ended December 31, 2007 and December 31, 2006.

	December 31,
	2007	2006
	C$	C$
Total revenue	6,212,545	8,568,324
Operating profit	132,618	2,967,581
General & administrative costs	(4,085,402)	(1,824,602)
Income (loss) before other items	(3,952,784)	1,142,979
Other income (expense)	(1,785,583)	(2,635,371)
Net income (loss)	(5,738,367)	(1,492,392)
Net income (loss) per-share	(0.16)	(0.05)
Total assets	46,022,662	22,445,075

Revenues in 2007 fell as a result of several factors including the mining of lower grade ore as part of the surface test mining program conducted during the first four months of the year, producing fewer silver and gold ounces, a direct result of higher metal prices allowing for a lower cut-off grade. Increased staffing and activities related to Genco’s planned mine expansion contributed to the increase in general and administrative costs.

The following table highlights production achievements during the last two fiscal years.

	2007	2006
Tonnes milled	59,342	53,873
Silver equivalent ounces	572,788	777,710
Silver ounces	304,368	532,506
Gold ounces	5,177	4,705
Silver equivalent grade (grams/tonne)	358	501
Average realized silver price (US$)	13.39	11.54
Average realized gold price (US$)	694.39	601.70
Gold$/Silver$ equivalency factor	51.84	52.12

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)

At La Guitarra Mine, the total tonnes milled increased 10% while average silver equivalent grade fell from 501 grams per tonne (“g/t”) in 2006 to 358 g/t in 2007. This drop in grade was a result of several factors including: the surface test mining during the first four months of the year; lower economic cut-off grade; a drop in the average silver grade; and the limited introduction of lower cost underground bulk mining methods allowing for the economic mining of lower grade ores. Genco believes the value of cost and recovery information gained during test mining operations and the introduction of lower cost mining methods compensates for any short term drop in metal production.

Management’s commitment to controlling costs in a difficult inflationary environment has continued. The table below summarizes Genco’s mining costs in US dollars for the past two financial years on a cost per silver equivalent ounce basis.

	2007	2006
	(US$)	(US$)
Cash operating cost	6.12	5.26
Total cash cost	6.62	5.61
Total production cost	8.36	6.53

Total 2007 production costs were higher than 2006 as lower production costs at La Guitarra Mine were offset by increased third party smelting and refining costs.

During 2007, Genco continued with aggressive exploration and development programs at La Guitarra Mine. Genco remains focused on the completion of a Feasibility Study in mid 2008, significant expansion of La Guitarra Mine and the continued growth of reserves and resources in the Temascaltepec Mining District of Mexico.

See attached balance sheet and income statement for details. Full financial statements are available on SEDAR at http://www.sedar.com and on Genco’s website at www.gencoresources.com.

For further information:
Wayne Moorhouse
Chief Financial Officer
Phone: 604-682-2205
E-mail: gencoinfo@telus.net

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

GENCO RESOURCES LTD.
Consolidated Balance Sheets
As at December 31, 2007 and December 31, 2006
(Expressed in Canadian dollars)

	December 31	December 31
	2007	2006
	$	$
Assets
Current assets
Cash	12,556,146	2,184,209
Accounts receivable	567,372	960,855
Taxes receivable	1,918,349	777,460
Inventory	708,447	481,821
Prepaid expenses and deposits	419,093	399,128
	16,169,407	4,803,473

Mineral property interests	45,975	44,974
Property, plant, and equipment	29,807,280	17,596,628
Future income tax	-	407,340

	46,022,662	22,852,415

Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,130,633	2,695,089
Current portion of long term debt	664,325	582,650
	4,794,958	3,277,739

Long term debt	1,411,800	1,992,789
Asset retirement obligation	214,109	171,057
Future income tax	1,482,775	1,249,336

	7,903,642	6,690,921
Shareholders' equity
Share capital	43,352,639	21,357,790
Contributed surplus	7,638,029	1,936,985
Retained earnings (deficit)	(12,871,648)	(7,133,281)
	38,119,020	16,161,494

	46,022,662	22,852,415

GENCO RESOURCES LTD.
Consolidated Statements of Operations and Deficit
For the 12 Months Ended December 31, 2007 and December 31, 2006
(Expressed in Canadian dollars)

	December 31	December 31
	2007	2006
	$	$

Sales	6,212,545	8,568,324
Cost of sales	6,079,927	5,600,743
Gross profit	132,618	2,967,581

Operating expenses
Administration expenses	4,085,402	1,824,602
Stock-based compensation	1,240,485	1,666,470
	5,325,887	3,491,072

Operating income (loss)	(5,193,269)	(523,491)

Other income (expense)
Accretion on long term debt	(107,940)	(119,072)
Gain (loss) on sale of property	-	(5,105)
Interest and other income	334,628	48,281
	226,688	(75,896)

Net income (loss) before tax	(4,966,581)	(599,387)

Income tax expense
Current	131,007	51,009
Future	640,779	841,996
	771,786	893,005

Net income (loss)	(5,738,367)	(1,492,392)
Retained earnings (deficit), beginning	(7,133,281)	(5,640,889)

Retained earnings (deficit), ending	(12,871,648)	(7,133,281)

Earnings (loss) per share
Basic	(0.16)	(0.05)
Fully diluted	(0.15)	(0.05)

Weighted average number of common shares outstanding
Basic	36,415,304	28,322,405
Fully diluted	37,638,305	30,802,801

GENCO RESOURCES LTD.
Consolidated Statements of Cash Flows
For the 12 Months Ended December 31, 2007 and December 31, 2006
(Expressed in Canadian dollars)

	December 31	December 31
	2007	2006
	$	$
Cash provided by (used for) operating activities
Net income (loss)	(5,738,367)	(1,492,392)
Adjustments
Accretion on long term debt	107,940	119,072
Amortization and accretion	975,160	769,886
Future income tax	640,779	841,996
Loss on disposal of property	-	5,105
Stock-based compensation	1,240,485	1,666,470
	(2,774,003)	1,910,137
Changes in non-cash working capital	448,966	(149,275)
	(2,325,037)	1,760,862

Cash provided by (used for) investing activities
Deferred exploration and development	(9,792,537)	(3,483,174)
Mine development changes in accounts payable	(7,419)	737,616,
Mineral properties	(1,001)	(1,499)
Other investments	-	-
Purchase of property, plant, and equipment	(3,350,223)	(2,261,660)
	(13,151,180)	(5,008,717)

Cash provided by (used for) financing activities
Long term debt principal repayments	(594,229)	(564,222)
Shares issued for cash (less costs)	26,455,408	5,271,529
	25,861,179	4,707,307

Increase (decrease) in cash during the period	10,384,962	1,459,452
Effect of changes in foreign exchange rates	(13,025)	-
Cash, beginning	2,184,209	724,757

Cash, ending	12,556,146	2,184,209